General

Management's discussion and analysis (“MD&A”) has been prepared based on information available to Metallica Resources Inc. (the “Company”) as of March 20, 2008.  MD&A provides a detailed analysis of the Company's business and compares its 2007 financial results with those of the two previous years.  In order to gain a better understanding of MD&A, it should be read in conjunction with the Company's consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  For a reconciliation of measurement differences to United States generally accepted accounting principles (“U.S. GAAP”), see Note 16 to the consolidated financial statements. All amounts are in U.S. dollars unless otherwise indicated.

Overview

The Company became a gold and silver producer in 2007 with the start-up of mining operations at its Cerro San Pedro mine in Mexico.  The processing plant facilities were tested, which included three doré (partially refined gold and silver) pours totaling 365 ounces of gold and 9,221 ounces of silver, and determined to be operational at the end of April 2007.  The Company declared commencement of commercial production on May 1, 2007.  The Company's results from operations for the current year differ from preceding years as the Company is now generating revenue from operations.

The Company is also pursuing exploration and development of various precious and base metal properties throughout the Americas.  The most advanced of these projects is the El Morro copper-gold project in Chile, of which Xstrata Plc. (“Xstrata”, formerly Falconbridge Limited) owns 70% and the Company owns 30%.

As of March 13, 2008, approximately 8.0 million tonnes of ore had been placed on the leach pad, containing estimated recoverable gold and silver ounces of 52,055 and 1,110,688, respectively.  The ore tonnes placed on the leach pad to date are predominately limestones, which are found at the top of the deposit and have the lowest recovery rates of all the Cerro San Pedro ore types.  The recovery period is currently estimated to be five months for gold and six months for silver.

Gold and silver production from commencement of commercial production through March 13, 2008 totaled 39,098 ounces of gold and 567,891 ounces of silver.  Production for the months of January and February 2008 was 12,282 ounces of gold and 157,039 ounces of silver, which compares to budgeted production of 12,076 ounces of gold and 202,610 ounces of silver.  The Company remains on track to achieve planned production levels for gold and silver in 2008 of 80,000 ounces of gold and 1.35 million ounces of silver.

The Cerro San Pedro mine contains estimated mineral reserves1 of 85.8 million tonnes grading 0.55 grams per tonne gold and 22.5 grams per tonne silver at a waste-to-ore ratio of 1.26 to 1.  This equates to 1.5 million ounces of gold and 62.1 million ounces of silver.  The mineral reserves were estimated using a gold price of $475 per ounce and a silver price of $8.00 per ounce, and were prepared in February 2007 by William Rose of WLR Consulting Inc., the Qualified Person, in accordance with Canadian Securities Administrators National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.  Remaining mineral reserves are estimated to be 1.4 million ounces of gold and 56.1 million ounces of silver, after deduction for production through December 31, 2007.

The El Morro project is currently subject to an exploration agreement with Xstrata which allowed for Xstrata to earn a 70% interest in the project by making, among other requirements, a $10 million payment to the Company by September 14, 2005.  Xstrata was also required to deliver a feasibility study for the project in September 2007, the due date of which was extended until January 2008.  The feasibility study was delivered in January 2008; however, the Company's consultants concluded that additional work was needed in order for the study to comply with third party lending standards.  Xstrata is currently amending the study in order for it to comply with these standards.

1 Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities, and in accordance with U.S. Securities Exchange Act of 1934 Industry Guide 7, as interpreted by the Staff of the U.S. Securities and Exchange Commission.

In November 2006, the Company reported an updated mineral resource2 estimate for the La Fortuna deposit at the El Morro project. Using a 0.3% copper cut-off grade, the La Fortuna deposit is estimated to contain measured mineral resources3 totaling 188.8 million tonnes grading 0.69% copper and 0.58 grams per tonne gold, and indicated mineral resources3 totaling 299.8 million tonnes grading 0.53% copper and 0.49 grams per tonne gold.  In addition, the La Fortuna deposit is estimated to contain inferred mineral resources4 totaling 226.7 million tonnes grading 0.48% copper and 0.41 grams per tonne gold.  The mineral resource estimate for the La Fortuna deposit is classified as a measured, indicated and inferred mineral resource in compliance with the Canadian Institute of Mining, Metallurgy, and Petroleum definitions.  It was calculated by Xstrata and incorporated the results from 147 core holes totaling 57,900 meters.  The Qualified Person, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimate is Ricardo Raul Roco, Member – Australasian Institute of Mining and Metallurgy and Manager of Mines Geology for Xstrata.

Outstanding Share Data

As of March 20, 2008, the Company had issued one class of common shares and a total of 93,187,076 shares outstanding.  In addition, the Company had the following warrants and stock options outstanding as of March 20, 2008:

  19,245,600 warrants, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008.

  3,835,250 warrants, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009.

  2,771,185 stock options, each of which is exercisable for one common share at prices ranging from Cdn$1.42 to Cdn$5.66 per share from March 2009 through January 2013.

2 Mineral resources do not have economic viability. Mineral reserves are the economically viable part of measured or indicated mineral resources.

3 Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: We advise U.S investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

4 Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an "inferred resource estimate" is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

A) Operating Results

The Cerro San Pedro mine generated cash flow from operations totaling $1.2 million in its first eight months of operations despite high initial stripping costs and start-up inefficiencies.

Non-GAAP measure reconciliation of cash flow from mine operations to Consolidated Statements of Operations:

Cash generated from mine operations is furnished to provide additional information and is not a generally accepted Canadian GAAP measure.  This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP.  The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow from operations.  The following table provides a reconciliation of cash flow from mine operations to the operating loss per the Consolidated Statements of Operations.

2007 (000's)

Operating loss per Consolidated Statements of Operations	$(152)
Depreciation and amortization	1,311
Cash flow from mine operations	$1,159

The Company reported a net loss in 2007 principally from ramping up of operations due to commencement of commercial production on May 1, 2007, and $5.4 million of income tax expense that resulted from an increase in future tax liabilities, net of future income tax assets, of $5.3 million arising as a result of changes in Mexican tax law.  The Company did not have any producing properties in 2006 or 2005.  Net loss in 2006 was principally the result of general and administrative, and exploration expenses.  Net income in 2005 of $8.0 million was primarily due to $8.4 million of income from property payments with respect to the El Morro project.  The following selected annual information has been prepared in accordance with Canadian GAAP.  For a reconciliation to U.S. GAAP, see Note 16 to the consolidated financial statements.

Selected Annual Information (000's, except share data)

	2007	2006	2005

Total revenues	$22,863	$--	$--
Net income (loss)	$(8,621)	$(3,130)	$7,959
Basic net income (loss) per share	$(0.09)	$(0.04)	$0.10
Diluted net income (loss) per share	$(0.09)	$(0.04)	$0.10
Total assets	$141,022	$132,953	$99,920
Long-term liabilities	$12,666	$1,168	$403
Cash dividends per share	$--	$--	$--

2007 Compared to 2006
The Company reported a net loss of $8.6 million ($0.09 per share) for the year ended December 31, 2007 as compared to net loss of $3.1 million ($0.04 per share) for the year ended December 31, 2006.

Gold and silver sales in the current year were generated by the Cerro San Pedro mine and totaled $17.8 million and $5.0 million, respectively.  The Company sold a total of 24,278 ounces of gold and 371,333 ounces of silver from May through December 31, 2007 at an average realized price per ounce of $734.89 and $13.52, respectively.  There were no metal sales during 2006.

The Company incurred an operating loss in 2007 of $0.2 million principally due to the start-up nature of operations.  Production costs totaled $21.7 million and include mining, processing and mine site administrative expenses.  Depreciation and amortization totaled $1.3 million due to amortization of Cerro San Pedro mine development costs on the units-of-production method beginning May 1, 2007.

General and administrative expense increased by $1.7 million in the current year to $5.4 million, and was principally due to higher compensation costs, additional employees and other administrative activities resulting from the Company's transition to an operating company in 2007.

Foreign exchange gain in 2007 was $2.7 million as compared to a gain of $0.7 million in 2006.  The increase in foreign exchange gain in the current year resulted from holding Canadian dollar cash balances and a greater strengthening of the Canadian dollar relative to the U.S. dollar in 2007 as compared to 2006.  The Cdn$:US$ exchange rate was 0.982:1 at December 31, 2007 as compared to 1.166:1 at December 31, 2006.

Income tax expense increased from $0.1 million in 2006 to $5.4 million in 2007.  The $5.3 million increase principally resulted from an increase in future tax liabilities, net of future income tax assets, of $5.3 million due to the expiration of a 1997 Mexican tax loss carryforward in 2007, and a valuation allowance applied to a portion of the remaining Mexican tax loss carryforwards as a result of a change in Mexican tax law.

On October 1, 2007, Mexico enacted a new tax statute which establishes a parallel tax regime to its regular tax regime called IETU or “FLAT TAX”, in which the taxpayer pays the greater of the FLAT TAX or regular tax liability annually.  The new statute is effective for tax years beginning on January 1, 2008.  Generally the FLAT TAX is based on gross receipts less disbursements including capital expenditures of the taxpayer at a tax rate of 17.5 percent.  A transition rule reduces the FLAT TAX rate to 16.5 percent and 17.0 percent for tax years 2008 and 2009, respectively.

The Company's most advanced stage exploration project is the El Morro copper-gold project in Chile.  The Company's carrying value of the project at December 31, 2007 was only $0.3 million since Xstrata, the owner of 70% of the project and the project operator, was obligated to pay the cost of the feasibility study as required under the terms of the exploration agreement.  Xstrata is currently revising the feasibility study in order for it to comply with third party lending standards.  Upon receipt of the updated feasibility study, the Company will be obligated to pay its 30% share of all ongoing development costs.  The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company's election, 70% of the Company's 30% share of project development costs at Xstrata's cost of financing plus 100 basis points.  Xstrata will be repaid through 80% of the Company's share of future project cash flow.  Xstrata has not yet submitted a proposed 2008 budget for the project.

The Company has an option to earn a 100% interest in the Rio Figueroa copper-gold project in Chile.  The Company has $2.6 million of remaining payments due to the project owner, of which $0.8 million is due in September 2008.  The carrying value of the project was $4.2 million at December 31, 2007 and includes $3.2 million of exploration expenditures spent on the property.  The Company intends to pursue a joint venture partner for future exploration work on the project in 2008.

The Liberty Bell gold project and the Alaska Peninsula copper and gold project are located in Alaska.  The Company has an option to earn a 100% interest in the Liberty Bell project and up to an 80% interest in individual properties comprising the Alaska Peninsula project.  The carrying value of these projects was $1.8 million at December 31, 2007.  The Company has budgeted a minimum of 3,000 meters of drilling on the Liberty Bell project at a total cost of $1.4 million in 2008.  The objective of these drilling programs is to discover mineralization with potential for economic mine development.  Future exploration activities on these projects will depend in part on the results from these drilling programs.

2006 Compared with 2005
The Company reported a net loss of $3.1 million ($0.04 per share) for the year ended December 31, 2006 as compared to net income of $8.0 million ($0.10 per share) for the year ended December 31, 2005.

The Company did not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it did not generate any operating income or cash flow from operations. The Company's only significant sources of income were from property payments and interest earned on cash and cash equivalents.  Income from property payments decreased from $8.3 million in 2005 to none in 2006.  The $8.3 million decrease was the result of a $10.0 million earn-in payment received from Xstrata in August 2005, which resulted in Xstrata earning a 70% interest in the El Morro project.

General and administrative expense for the year ended December 31, 2006 totaled $3.6 million and was $1.6 million higher than 2005 expenditures of $2.0 million.  The increase was primarily attributable to a $0.8 million increase in stock compensation expense resulting principally from an increase in stock option grants from 880,000 in 2005 to 1,470,000 in 2006, payments to consultants for Sarbanes Oxley compliance work totaling $0.4 million in 2006 versus none in the preceding year, and an increase in salary costs of $0.3 million due principally to the hiring of additional employees.

Restricted stock unit (“RSU”) expense increased from $0.1 million in 2005 to $0.4 million in 2006.  The increase was attributable to an additional 250,000 RSUs granted in 2006 and an increase in the Company's five-day average closing price on the Toronto Stock Exchange from Cdn$2.18 at December 31, 2005 to Cdn$4.57 at December 31, 2006.  The Company had 370,000 RSUs outstanding at December 31, 2006.

The write-down of mineral properties and deferred expenditures of $0.4 million in 2006 related to the Company's Alaska Peninsula project.  In February 2007, the Company was notified that a native village corporation, which controls the surface rights over one of the Alaska Peninsula property areas, had decided not to allow mineral exploration activities on its land.  As a result, management recorded an impairment write-down attributable to this property area totaling $0.4 million in the year ended December 31, 2006.

Foreign exchange gains of $0.7 million in 2006 principally resulted from converting Canadian dollar cash balances into U.S. dollar cash balances earlier in 2006 when the Canadian dollar had strengthened relative to the U.S. dollar.  The foreign exchange gain in 2005 was primarily attributable to the strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2005 as compared to December 31, 2004.  The Cdn$:US$ exchange rate at December 31, 2005 was 1.166:1 as compared to 1.205:1 on December 31, 2004.

Summary of Quarterly Results

(000's)	2007
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenues	$13,172	$7,160	$2,531	$--
Net loss	$(4,844)	$(2,519)	$(501)	$(757)
Basic net loss per share	$(0.04)	$(0.03)	$(0.01)	$(0.01)
Diluted net loss per share	$(0.04)	$(0.03)	$(0.01)	$(0.01)
	2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenues	$--	$--	$--	$--
Net income (loss)	$(2,167)	$(605)	$9	$(367)
Basic net income (loss) per share	$(0.03)	$(0.01)	$0.00	$0.00
Diluted net income (loss) per share	$(0.03)	$(0.01)	$0.00	$0.00

The Company commenced commercial production on May 1, 2007.  The increase in revenues arose from the ramp-up of production during 2007 which resulted in an increase in gold and silver sales.

The quarterly net loss volatility for 2007 was in part attributable to holding cash balances in Canadian dollars and significant fluctuations in the Canadian dollar/U.S. dollar exchange rate.  Net foreign exchange gains totaled $0.2 million, $1.7 million, $0.7 million and $0.1 million for the first, second, third and fourth quarters of 2007, respectively.  The net loss for the second and third quarters of 2007 also resulted from an operating loss of $0.4 million and $1.9 million, respectively, due to start-up of operations associated with commencement of commercial production on May 1, 2007.  The net loss for the fourth quarter of 2007 was primarily due to operating profit at Cerro San Pedro of $2.2 million, which was offset by $5.4 million of income tax expense resulting from an increase in future tax liabilities, net of future income tax assets, of $5.3 million due to the expiration of a 1997 Mexican tax loss carryforward in 2007, and a valuation allowance applied to a portion of the remaining Mexican tax loss carryforwards arising as a result of a change in Mexican tax law.

The quarterly net income (loss) volatility for 2006 was primarily attributable to holding large cash balances in Canadian dollars and significant fluctuations in the Canadian dollar/U.S. dollar exchange rate.  Net foreign exchange gains (losses) totaled ($0.1 million), $1.2 million, $0.2 million and ($0.6 million) for the first, second, third and fourth quarters of 2006, respectively.  In addition, the fourth quarter of 2006 reflected a write-down of mineral properties, plant and equipment totaling $0.4 million and an additional $0.2 million for restricted stock unit expense due principally to an increase in the Company's share price from C$3.40 at September 30, 2006 to C$4.60 at December 31, 2006.

B) Liquidity and Capital Resources

Mine cash flow from operations was $1.2 million, which was offset by a build-up of inventory, principally ore on leach pad and other inventory of $10.9 million, resulting in cash flows used for operating activities in 2007 of $8.8 million.

Cash flows used for operating activities in 2006 totaled $2.4 million and resulted principally from a $1.1 million cash basis loss from operations and an increase in Mexican value added taxes of $2.0 million, which were partially offset by an increase in accounts payable and accrued liabilities of $0.9 million.

Cash flows used for investing activities in 2007 of $20.3 million principally arose from $19.9 million of expenditures on mineral properties, plant and equipment.  This amount includes $17.5 million of expenditures on the Cerro San Pedro mine for construction of the process plant and related facilities, and the leach pads.  The Company spent $0.4 million on exploration activities at the Alaska Peninsula project, which included geologic mapping, surface sampling and reconnaissance ground magnetics surveys at various target areas on the property.  The Company also spent $1.5 million on the Rio Figueroa project in 2007, which included a 3,268-meter drilling program to follow up on mineralization intercepted during a 2006 drilling program.  Approximately $0.1 million was spent on the Company's El Morro project in 2007.  Substantially all exploration expenditures on the El Morro project since 2000 have been made by Xstrata pursuant to an exploration agreement with Xstrata.  Expenditures on the Liberty Bell project totaled $0.4 million and were for a property wide reconnaissance evaluation to confirm previously identified prospective geology and potential for economic gold mineralization, and to update the exploration model for the area.

Cash flows used for investing activities in 2006 totaled $25.0 million and were all attributable to expenditures on mineral properties, plant and equipment.  This amount included $22.8 million of expenditures on the Cerro San Pedro project for construction of the process plant and related facilities, and other project related costs.  The Company spent $1.0 million on exploration activities at the Alaska Peninsula project, which included an evaluation of selected exploration targets and a 641-meter drilling program at the Bee Creek target area.  The Company also spent $0.8 million on the Rio Figueroa project in 2006, which included a 1,339-meter drilling program at the Cerro Matta target area.  Approximately $0.1 million was spent on the Company's El Morro project and the El Morro Border project in 2006.  The remaining $0.2 million of expenditures for 2006 included the purchase and installation of an accounting software package for $0.1 million and office furniture and computer equipment for $0.1 million.

Cash flows provided from financing activities in 2007 of $1.4 million resulted principally from the exercise of stock options.

Cash flows provided from financing activities in 2006 totaled $29.4 million and primarily arose from $28.1 million of proceeds from a private placement.

The Company's cash and cash equivalents decreased by $27.6 million for the year ended December 31, 2007 as compared to an increase in cash and cash equivalents of $2.1 million for the year ended December 31, 2006.  The $29.7 million increase in 2007 cash outflows was primarily attributable to a private placement financing in 2006 for net proceeds for $28.1 million, whereas there were no financings in 2007.  The Company does not hold any asset-backed securities.

At December 31, 2007, the Company had $17.1 million of cash and cash equivalents, and working capital of $30.4 million.  The Company believes that its existing cash balances, along with the expected cash flow to be generated from the Cerro San Pedro mine will allow it to satisfy its ongoing general and administrative, exploration and project development expenditures, subject to a possible decision by Xstrata to proceed with construction at the El Morro project as discussed below.

In addition to cash flow generated by the Cerro San Pedro mine, the Company currently also expects to receive $60 million from the exercise of 19.2 million warrants exercisable at Cdn$3.10 (current share price Cdn$5.24) which expire on December 11, 2008.

In the event that Xstrata elects to proceed with construction at the El Morro project, the Company may need additional financing in order to retain its 30% interest in the project.  The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company's election, 70% of the Company's 30% share of El Morro project development costs at Xstrata's cost of financing plus 100 basis points.  Xstrata will be repaid through 80% of the Company's share of future project cash flow.  Management believes that the Company has the ability to obtain sufficient financing, if required, in the event of a decision by Xstrata to proceed with construction.  The Company expects to generate positive cash flow from the Cerro San Pedro mine and receive approximately $60 million from the exercise of warrants in 2008.  Furthermore, the Company has no debt on its balance sheet.

Material Contractual Obligations and Contingencies

Most of the Company's exploration properties are subject to option purchase agreements which require minimum exploration expenditures and option payments in order for the Company to retain its rights under the agreements.  Budgeted capital expenditures for the Company's projects in 2008 are as follows:

Cerro San Pedro mine	$6.8 million
Rio Figueroa project	$0.9 million
Alaska Peninsula project	$0.5 million
Liberty Bell project	$1.5 million

The Company has an option to acquire a 100% interest in the Rio Figueroa copper-gold project in Chile.  The agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million.  The Company met its exploration commitment on the project in 2006 and has made $0.9 million of option payments to date.

The Company entered into an option agreement that allows it to earn a 65% interest in several precious and base metal exploration properties located along the Alaska Peninsula in Southwest Alaska. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.  In February 2007, the Company was notified that a native village corporation located within the Alaska Peninsula project had decided not to allow mineral exploration activities on its land.  At December 31, 2006, costs attributable to this land totaling $0.4 million were written off.  Negotiations to secure access to the contested land are ongoing.  The Company's exploration commitment for the project is $4.5 million, plus $0.3 million for option payments over a five-year period beginning September 2005.  As of December 31, 2007, the Company has incurred qualifying exploration expenditures totaling $1.7 million and made option payments totaling $0.2 million.  The Company has an expenditure commitment on the project for 2008 of approximately $0.4 million.

On July 9, 2007 the Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska.  The agreement provides for the Company to make aggregate advance royalty payments totaling $0.3 million beginning in March 2008, incur exploration expenditures totaling $2.0 million, and deliver a feasibility study by December 31, 2011.  If a feasibility study is not delivered by that time, the agreement may be extended up to four more years by incurring additional advance royalty payments totaling $0.9 million and exploration expenditures totaling $5.5 million from 2012 through 2015. Aggregate holding fees of up to $2.5 million, which will be indexed for inflation, are required to be paid from 2021 through 2026 until commencement of commercial production. The owner retains a sliding scale net smelter return royalty of 0.5% to 4.0% from future production, based on the market price of gold.  The Company has incurred qualifying expenditures totaling $0.3 million as of December 31, 2007 and has an expenditure commitment on the project for 2008 of $0.4 million.

On January 23, 2008, the Company entered into a 50-year Mining Lease Agreement (the “Agreement”) with the owners of certain Alaskan mining concessions located within the Company's Liberty Bell project area of interest.  The Agreement provides for an initial payment of $30,000, which was paid in January 2008, a minimum work commitment of $25,000 per year through December 31, 2012, and minimum royalty payments as follows:

Payment Amount	Due Date
$25,000	September 1, 2008
$50,000	January 1, 2009
$25,000	September 1, 2009
$50,000	September 1, 2010
$150,000	September 1, 2011
$200,000	September 1, 2012
$200,000	September 1, 2013
$250,000	September 1, 2014
$250,000	September 1, 2015
$300,000	September 1, 2016
$100,000	September 1, 2017 and each year thereafter through the end of the lease term

The Company's estimated contractual obligations for future payments are summarized as follows:

(000's)	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$--	$--	$--	$--	$--
Capital lease obligations	--	--	--	--	--
Operating leases	27,118	8,611	17,294	317	896
Purchase obligations[1]	19,231	2,486	5,575	2,175	8,995
Other long-term obligations[2]	5,276	919	1,437	1,454	1,466

Total contractual obligations	$51,625	$12,016	$24,306	$3,946	$11,357

1 Purchase obligations also include option payments totaling $2.6 million for the Rio Figueroa project, exploration commitments and option payments totaling $2.9 million for the Alaska Peninsula project and exploration commitments and minimum royalty payments totaling $12.7 million for the Liberty Bell project.  The Company is also obligated to pay $0.1 million, representing its 30% share of amounts owed to the former owners of certain mining concessions at the El Morro project, within two years of commencement of mining operations.  In addition, purchase obligations include commitments totaling $0.9 million to provide services and supplies with respect to the Cerro San Pedro mine.

2 Other long-term obligations include 583,700 restricted stock units that will be paid in 2008, 2009 and 2010 and have an estimated fair value at December 31, 2007 of $1.6 million, and $2.7 million representing the estimated future value of the Company's reclamation estimate at its Cerro San Pedro mine.  Other long-term obligations also includes $1.0 million for the estimated future value of obligations owed to various property owners at the Cerro San Pedro mine.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, any material effect on the consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Related Party Transactions

The Company entered into a consulting agreement with a director of the Company, Robert Martinez, to provide technical advisory services with respect to the Cerro San Pedro mine at a rate of $1,000 per day plus out-of-pocket expenses.  Effective April 1, 2007, the director's consulting rate was increased to $1,250 per day, which in the opinion of the management approximates an arm's-length rate for these services.  The Company has incurred technical advisory fees pursuant to this agreement totaling $0.2 million during the year ended December 31, 2007.  Services are provided under the agreement on an as-needed basis and may be terminated by the director or the Company at any time.

The Company entered into a consulting agreement with a company, Firex, S.A. de C.V., which is controlled by a director of the Company, Jorge Mendizabal Acebo, to provide management services with respect to the Cerro San Pedro mine. The agreement provided for consulting fees of $6,250 per month.  Effective April 1, 2007, the consulting rate was increased to $7,188 per month, which in the opinion of the management approximates an arm's-length rate for these services.  The Company has incurred consulting fees pursuant to this agreement totaling $0.1 million during the year ended December 31, 2007.  Services are provided under the agreement on an as-needed basis and may be terminated by the director or the Company at any time.

Critical Accounting Policies

The Company's accounting policies are described in Note 2 to the consolidated financial statements.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates.

Management has identified the following critical accounting estimates that could have a material impact on the Company's financial statements:

Inventory:
The amount of gold and silver in ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data.  Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  The ultimate recovery of gold and silver from the leach pad will not be known until the leaching process has concluded at the end of the mine life.

Mineral Properties and Deferred Costs:
Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable.  Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and changes in the market price of gold and/or silver. The Company's mineral reserves are limited to its Cerro San Pedro gold and silver mine in Mexico.

Management reviews and evaluates the carrying value of each mineral property when events and circumstances indicate that there may be a risk of impairment.  This review requires significant judgment in cases where the Company does not have proven and probable reserves that would enable management to estimate future cash flows that can be compared to the asset's carrying value.  Many factors are considered in the assessment of impairment which include, but are not limited to, adverse legal, regulatory, title, accessibility, environmental or political factors that could affect the property's value.   Management also considers commodity prices, results from exploration activities, future exploration plans, property development and holding costs, market price of the property and other factors.

In the case of the Cerro San Pedro mine, which has mineral reserves, the total estimated future cash flows on an undiscounted basis are compared to the project's carrying value.  If the estimated future cash flows are less than the carrying value, an impairment loss is recorded and the carrying value is written down to fair value, which is typically the estimated future discounted cash flows.  Management estimates future cash flows for the Cerro San Pedro mine using assumptions that reflect the long-term operating plan for the project, which include assumptions of operating costs and metal prices.  The future cash flow estimates are updated periodically to reflect market conditions.  There are significant risks and uncertainties in the assumptions used to estimate future cash flows.

Accounting for Stock Options:

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2007	2006	2005
Risk free interest rate (Canada)	3.7 to 4.7%	3.8 to 4.3%	3.2 to 3.7%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility of the Company's common shares	55 to 67%	60 to 71%	65 to 66%
Expecte life of option	3.4 to 3.7 years	3.5 to 3.9 years	5 years

Option pricing models require the input of highly subjective assumptions, including the expected price volatility of the Company's shares and the expected life of the option.  Changes in the subjective input assumptions can materially affect the fair value estimate.

Asset Retirement Obligation:

The Company's reclamation obligation is calculated using assumptions that include the Company's long-term credit-adjusted risk-free interest rate, the long-term inflation rate, the year in which the reclamation obligation is expected to begin and the current estimate of the reclamation obligation.  Any changes in these assumptions could materially affect the Company's reclamation obligation.

Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted two new accounting standards and related amendments to other standards on financial instruments issued by The Canadian Institute of Chartered Accountants (“CICA”).

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855
This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts.  It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company's cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices.  Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet.  These unrealized gains and losses are not reflected in net income until realized.

Comprehensive Income – CICA Handbook Section 1530
This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company's balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $10,000 increase to accumulated other comprehensive income.  As prescribed by these standards, prior periods have not been restated.

Recent Canadian Accounting Pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the quarter ended March 31, 2008 and is considering the impact that these standards will have on the Company's financial statements.

Capital Disclosures – CICA Handbook Section 1535
This standard establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard, the Company will be required to disclose quantitative and qualitative information about its objectives, policies and processes for managing capital.

Inventories – CICA Handbook Section 3031
This standard provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the types of costs that should be included in inventory.

Financial Instruments, Disclosures – CICA Handbook Section 3862
This standard requires entities to disclose quantitative and qualitative information that enable users to evaluate (a) the significance of financial instruments for the Company's financial performance, and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. The Company will be required to disclose the measurement basis used, and the criteria used to determine classification of financial instruments.

Goodwill and Intangible Assets – CICA Handbook Section 3064
This section establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses During the Pre-operating Period.  As a result of the withdrawal of EIC 27, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, deposits and accounts payable and accrued liabilities.  It is management's opinion that the Company is not exposed to significant interest or credit risk with these financial instruments.  However, the Company is exposed to currency risk in that it holds cash balances in Canadian dollars (Cdn$12.3 million at December 31, 2007) and incurs expenditures at its Cerro San Pedro mine in both Mexican pesos and U.S. dollars, whereas all of the Company's revenues are in U.S. dollars, which is the functional currency.  Canadian dollars are invested in high grade commercial paper or other high grade investments with maturities of less than 90 days.  The Company does not hold any asset-backed commercial paper.  Any decreases in the value of the Canadian dollar relative to the U.S. dollar, or increase in the value of the Mexican peso relative to the U.S. dollar could have a negative impact on the Company's cash and cash equivalents, and the consolidated statement of operations.

Evaluation of Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Canadian Securities Administrators Multilateral Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings”) as of December 31, 2007.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure. See also “Part II – Item 15.  Controls and Procedures”.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  During the year the Company documented and assessed its systems of internal controls over financial reporting as contemplated pursuant to Rule 404 of the Sarbanes Oxley Act of 2002.  Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2007, the Company's internal control over financial reporting was effective. See also “Part II – Item 15.  Controls and Procedures”.

The effectiveness of our internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Changes in Internal Control over Financial Reporting

The commencement of commercial production at the Cerro San Pedro mine on May 1, 2007 required the Company to supplement its internal control processes by adding controls to address revenue and receivables, production costs, amortization of mine development costs and inventory.  Accordingly, these changes have materially affected the Company's internal control over financial reporting.  See also “Part II – Item 15.  Controls and Procedures”.

Corporate Outlook

The Cerro San Pedro mine is currently mining at full mine plan production rates of 63,000 tonnes per day.  The processing plant is operating at designed throughput levels of 1,000 cubic meters per hour.  With January and February production reaching 12,282 ounces of gold and 157,039 ounces of silver, the Company remains on track to achieve planned production levels for 2008 of 80,000 ounces of gold and 1.35 million ounces of silver.  The Company intends to analyze the potential for crushing ore at the mine in order to increase gold and silver recoveries.  Capital expenditures in 2008 for expansion of the leach pad area are expected to total $6.8 million.

Xstrata is currently revising the feasibility study for the El Morro project in order for it to comply with third party lending standards.  Upon receipt of the feasibility study amendments, the Company will be obligated to pay its 30% share of all ongoing project development costs.  The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company's election, 70% of the Company's 30% share of project development costs at Xstrata's cost of financing plus 100 basis points.  Xstrata will be repaid through 80% of the Company's share of future project cash flow.  Xstrata has not yet submitted a proposed 2008 budget for the project.

In regards to the Company's other exploration properties, the Company will consider joint venturing the property as an option for the Rio Figueroa project in 2008.  The Company has budgeted a minimum of 3,000 meters of drilling at the Liberty Bell project at total cost of $1.5 million in 2008.

Contingencies

In June 2007 the Company terminated its mining contract with Washington Group Latin America Inc. (“WGLA”), for cause, at the Cerro San Pedro mine.  WGLA maintains that the contract was terminated for convenience and that they were not paid for all amounts owed under the agreement, including early contract termination fees, and has filed an arbitration claim against the Company for $16.8 million plus value added taxes.  The Company has filed a counterclaim against WGLA for $2.5 million.  The arbitration proceedings are scheduled to take place in Denver, Colorado in November 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of mine opponents seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine.  Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies.  In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, including those described under the heading “Item 3.  Key Information -- D) Risk Factors” in the Company's latest Annual Report on Form 20-F.  In addition, as a result of the Company's transition from an exploration company to a gold and silver producer, the Company is subject to additional risks including, among others, risks associated with the operation of a mine, such as uncertainty concerning the Company's ability to hire and retain qualified personnel, risks of labor disruptions, power outages, landslides, flooding, encountering unexpected geologic formations or unanticipated variations in grade, uncertainty concerning the Company's ability to obtain suitable machinery, equipment and parts, metallurgical and other processing problems, mechanical equipment performance problems, occurrence of accidents, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.  The Company has prepared estimates, and relies on the estimates of consultants and management, of future production, schedules and cash and total costs in respect of its Cerro San Pedro mine.  There is no assurance that such estimates will be achieved.  Actual production from the Cerro San Pedro mine may vary from such estimates for a variety of reasons such as the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, as well as the foregoing risks associated with the operation of a mine.

The Company's primary operations are located in Mexico where most of its obligations and disbursements are denominated in Mexican pesos.  The Company has not entered into any hedging activity for foreign currency risk with respect to the Mexican peso.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions.  All statements, other than statements of historical facts, included in this document and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future, are forward-looking statements, including, but are not limited to, those relating to the Company's transition from an exploration company to a gold and silver producer, projections of production and scheduling, cash and total costs, anticipated cash flow to be generated by mining operations and through exercise of warrants, start-up of any new project, results of exploration efforts, status of required permits from governmental and regulatory authorities, status of lawsuits filed against governmental agencies including lawsuits filed by Project Opponents with respect to the Company's Cerro San Pedro mine, and any other information about the future business and prospects of the Company.  In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described above as well as those set forth under the heading “Item 3.  Key Information -- D) Risk Factors” in the Company's latest Annual Report on Form 20-F.  These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company's recent transition from an exploration company to a gold and silver producer including, among others:

  Risks related to our recent transition from an exploration company to a gold and silver producer and our limited history of metal production on our properties;

  Risks related to our recent start of production at our Cerro San Pedro mine including, among others:

  risks associated with the operation of a mine;

  uncertainty that we will be able to hire and retain qualified personnel;

  risks of labor disruptions;

  risks of encountering unexpected geologic formations or unanticipated variations in grade;

  uncertainty that we will be able to obtain suitable machinery, equipment and parts;

  risks relating to potential equipment performance problems and metallurgical and other processing problems;

  risks of unforeseen occurrences including unexpected weather conditions, landslides, flooding, power outages, accidents and force majeure factors;

  unanticipated operating costs including personnel, equipment, processing and transportation costs; and

  risks of inability to achieve anticipated production volumes, schedules and cash and total costs with respect to the Cerro San Pedro mine, as a result of the foregoing, among other factors.

  Uncertainty of obtaining additional funding;

  Volatility of the prices of gold, silver and other mineral commodities;

  Uncertainty of feasibility study results and estimates on which such results are based;

  Uncertainty of mineral reserve and resource estimates;

  Effects on our operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters;

  Risks relating to permitting requirements and our ability to timely obtain or renew permits;

  Risks of liability for environmental damage;

  Risks relating to legal proceedings;

  Risks associated with international business operations; and

  Potential adverse tax consequences to U.S. investors as a result of our classification as a “passive foreign investment company” for U.S. tax purposes.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.